Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Nine Months Ended
		September 30,
		2005	2004
Earnings before fixed charges:
Income before income taxes and minority interest		$1,465	$1,664
Plus:	Fixed charges	658	732
	Amortization of capitalized interest	4	5
Less:	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	–	6
	Capitalized interest	5	4

Earnings available to cover fixed charges		$2,122	$2,391

Fixed charges (a):
Interest, including amortization of deferred financing costs (b)		$547	$623
Interest portion of rental payment		111	109

Total fixed charges		$658	$732

Ratio of earnings to fixed charges		3.22x	3.27x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended
	September 30,
	2005	2004
Related to the debt under management programs incurred by the Company’s vehicle rental business	$230	$210
All other	317	413

(b)	Does not include interest expense from discontinued operations of $11 million and $67 million for the nine months ended September 30, 2005 and 2004, respectively.

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